EXHIBIT 99.11

CONSENT OF AMC MINING CONSULTANTS (CANADA) LTD.
AMC Consultants (Canada) Ltd. (“AMC), as a company whose principal business is providing engineering or geoscientific services, and whose business gives authority to a statement made by the company, hereby consents to the use of AMC’s report(s), and the information derived therefrom, as well as the reference to AMC’s name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2024 of Equinox Gold Corp. (the “Company”) and (ii) the Registration Statement on Form F-10 of the Company (File No. 333-282467).

/s/ Gene Tucker
By: Gene Tucker, P.Eng.
Authorized Signatory
Dated: March 18, 2025